June 14, 2006

Mail Stop 4561

Mr. Richard Wade
President and Chief Executive Officer
Vertical Computer Systems, Inc.
201 Main Street, Suite 1175
Fort Worth, TX 76102

> **Re: Vertical Computer Systems, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Form 10-Q for the quarter ended March 31, 2006**
> **Filed 4/14/06**
> **File No. 0-28685**

Dear Mr. Wade:

We have reviewed your response letter dated May 25, 2006 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with the acknowledgements that we have requested at the end of this letter.

Notes to Consolidated Financial Statements

Note 13. Stock Options and Warrants, page F-33

2.   We note your response to comment 2. Please advise us of the revisions you intend to make in all future fiilings to clarify the terms of your outstanding stock options and warrants in accordance with paragraph A240 of SFAS 123(R). It does not appear that the requested disclosures were provided in the Form 10-Q filed May 22, 2006.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief